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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
HealthSouth Corporation

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
421924 10 1

(CUSIP Number)
East Peak Partners, L.P.
One Market, Spear St. Tower, Suite 3780
San Francisco, CA 94105
(415) 675-3200
with a copy to:
Phillip Gordon
Perkins Coie LLP
131 S. Dearborn Street, Suite 1700
Chicago, IL 60603-5559

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
June 5, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	421924 10 1	Page	2	of	14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) East Peak Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,800,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

3,800,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,800,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.81%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	421924 10 1	Page	3	of	14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JGE Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,800,000 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,860,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,860,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.88%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	421924 10 1	Page	4	of	14 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey G. Edwards

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		10,000 (see Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,822,200 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		40,300 (see Item 5)

WITH	10	SHARED DISPOSITIVE POWER

3,860,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,900,300

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.93%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1. Security and Issuer.
     The class of securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”) of HealthSouth Corporation (the “Issuer”), a Delaware corporation whose principal place of business and executive offices are located at One HealthSouth Parkway, Birmingham, AL 35243.
Item 2. Identity and Background.
     (a) This statement is being filed by the following persons: East Peak Partners, L.P., a California limited partnership (“East Peak”), JGE Capital Management, LLC, a California limited liability company (“JGE Capital”) and Jeffrey G. Edwards (“Edwards”) (collectively, the “Reporting Persons”) pursuant to Rule 13d1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”). The sole general partner of East Peak is JGE Capital. The President of JGE Capital is Mr. Edwards. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.
     (b) - (c)
     East Peak
     East Peak is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of East Peak, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to JGE Capital, the sole general partner of East Peak, is set forth below.
     JGE Capital
          JGE Capital is a California limited liability company, the principal business of which is serving as the sole general partner of East Peak. The principal business address of JGE Capital, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. There are no directors of JGE Capital. The executive officers of JGE Capital are:

Name	Title	Principal Occupation

Jeffrey G. Edwards	President (sole controlling person)	Same
Cheryl M. Thompson	Chief Operating Officer	Same
Douglas K. Edwards	Chief Financial Officer	Same
The business address for all officers of JGE Capital is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to Mr. Edwards, the President and sole controlling person of JGE Capital, is set forth below.

     Edwards
     Mr. Edwards’ business address is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. His present principal occupation is serving as the President of JGE Capital. The principal business of JGE Capital is serving as the sole general partner of East Peak. The principal address of JGE Capital, which also serves as its principal office, is One Market, Spear St. Tower, Suite 3780, San Francisco, California 94105. Mr. Edwards is the sole controlling person of JGE Capital, the sole general partner of East Peak.
     (d) and (e)
     None of the Reporting Persons nor any other person named in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Issuer’s Common Stock (the “Shares”) are as follows:

Name	No. of Shares	Source of Funds	Amount of Funds
East Peak	3,800,000	Working Capital	$77,278,837
JGE Capital	60,000	Other	$1,197,000
Edwards	40,300	Personal Funds	$766,365
As used herein, the term “Working Capital” includes income from the business operations of the entity and funds committed to the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Shares.
Item 4. Purpose of Transaction.
     This Amendment No. 1 to Schedule 13D incorporates by reference the information provided under Item 4 to Schedule 13D filed by the Reporting Persons on August 9, 2007.

Item 5. Interest in Securities of the Issuer.
     (a) Percentage interest calculations for each of the Reporting Persons are based on the Issuer having 79,083,422 shares of Common Stock outstanding as of April 30, 2008, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 7, 2008.
     (b) East Peak. The aggregate number of Shares that East Peak owns beneficially pursuant to Rule 13d-3 of the Act, is 3,800,000 Shares, which constitutes approximately 4.81% of the outstanding shares of Common Stock. East Peak, JGE Capital and Mr. Edwards share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.
     JGE Capital. Because of its position as the sole general partner of East Peak, JGE Capital may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the 3,800,000 Shares beneficially held by East Peak. In addition, JGE Capital manages certain individual accounts not associated with East Peak (the “Other Managed Accounts” as identified on Schedule I) holding an aggregate of 60,000 Shares. Therefore, JGE Capital may be deemed to be the beneficial owner of an aggregate of 3,860,000 Shares, which constitutes approximately 4.88% of the outstanding shares of Common Stock. East Peak, JGE Capital and Mr. Edwards share the power to vote or to direct the vote and to dispose or to direct the disposition of the 3,800,000 Shares held by East Peak. JGE Capital and Mr. Edwards share the power to dispose or to direct the disposition of the 60,000 Shares held in the Other Managed Accounts but do not have the power to vote or to direct the vote of such Shares.
     Edwards. Because of his position as the control person of JGE Capital, Mr. Edwards may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of the 3,860,000 Shares beneficially owned by JGE Capital. In addition, Mr. Edwards manages certain accounts for members of his immediate family and other family members (the “Edwards Family Accounts” as identified on Schedule I) holding an aggregate of 40,300 Shares. Therefore, Mr. Edwards may be deemed to be the beneficial owner of an aggregate of 3,900,300 Shares, which constitutes approximately 4.93% of the outstanding shares of Common Stock. East Peak, JGE Capital and Mr. Edwards share the power to vote or to direct the vote and to dispose or to direct the disposition of the 3,800,000 Shares held by East Peak. JGE Capital and Mr. Edwards share the power to dispose or to direct the disposition of the 60,000 Shares held in the Other Managed Accounts but do not have the power to vote or to direct the vote of such Shares. Mr. Edwards has the sole power to dispose or to direct the disposition of the 40,300 Shares held in the Edwards Managed Accounts; he has the sole power to vote or to direct the vote of 10,000 Shares held in the Edwards Managed Accounts and has shared power to vote or to direct the vote of 22,200 Shares held in the Edwards Managed Accounts but does not have the power to vote or to direct the vote of the remaining 8,100 of such Shares.
     (c) During the period beginning sixty (60) days prior to June 5, 2008 and ending on the date of this filing, the Reporting Persons sold shares of Common Stock in open market transactions on the New York Stock Exchange as set forth in Schedule II attached hereto.
     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to this Item 5 has effected any transaction in shares of the Common Stock during the period beginning sixty (60) days prior to June 5, 2008 and ending on the date hereof.
     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person except that the persons who have pecuniary interest in the Other Managed Accounts and the Edwards Family Accounts are entitled to receive dividends from, or the proceeds from the sale of, the shares held in such accounts.
     (e) Each of the Reporting Persons ceased to be an owner of more than five percent (5%) of the outstanding shares of Common Stock on June 5, 2008.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     Except as set forth herein or in the Exhibits filed herewith, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.
Item 7. Material to be Filed as Exhibits.

Exhibit	Document Description

24	Power of Attorney

99.1	Agreement Pursuant to Rule 13d-1(k)(1)(iii)

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED: June 10, 2008

EAST PEAK PARTNERS, L.P. By: JGE CAPITAL MANAGEMENT, LLC Its: General Partner

By:	/s/ Douglas K. Edwards

Douglas K. Edwards, Chief Financial Officer

JGE CAPITAL MANAGEMENT, LLC

By:	/s/ Douglas K. Edwards

Douglas K. Edwards, Chief Financial Officer

JEFFREY G. EDWARDS

By:	/s/ Douglas K. Edwards

Douglas K. Edwards, Attorney-in-Fact for
Jeffrey G. Edwards

SCHEDULE I TO SCHEDULE 13D FOR EAST PEAK PARTNERS, L.P.
Other Managed Accounts

Holder	Number of Shares

David A. Duffield Trust	20,000
Nevada Pacific Development	40,000

60,000
Edwards Family Accounts

Holder	Number of Shares

Edwards Family Trust	20,000
Edwards, Jeffrey Charles	500
Edwards, Jeffrey G. – IRA	10,000
Edwards, Griffin Glynn	900
Edwards, Victoria J. – IRA	800
Edwards Non-Exempt Marital Trust	3,000
Edwards, Judith Griffin Revocable Trust	4,000
Edwards, Gene M. Trust	200
Edwards, Judith Griffin — IRA	800
Dagley, Johnson Carlton	100

40,300

SCHEDULE II TO SCHEDULE 13D FOR EAST PEAK PARTNERS, L.P.

	Date of		Number	Price Per	Total	Where/How
Reporting Person	Transaction	Type	of Shares	Share	Proceeds	Transaction Effected

East Peak Partners, L.P.	5/21/2008	Sold	1,400	$19.16	$26,821.61	Open Market/Broker
East Peak Partners, L.P.	5/21/2008	Sold	18,600	$19.16	$356,344.23	Open Market/Broker
East Peak Partners, L.P.	5/21/2008	Sold	200	$19.16	$3,831.66	Open Market/Broker
East Peak Partners, L.P.	5/22/2008	Sold	5,000	$19.25	$96,244.96	Open Market/Broker
East Peak Partners, L.P.	5/22/2008	Sold	14,100	$19.25	$271,410.79	Open Market/Broker
East Peak Partners, L.P.	5/22/2008	Sold	20,880	$19.25	$401,918.95	Open Market/Broker
East Peak Partners, L.P.	5/22/2008	Sold	9,800	$19.25	$188,640.12	Open Market/Broker
East Peak Partners, L.P.	5/22/2008	Sold	24,000	$19.25	$461,975.81	Open Market/Broker
East Peak Partners, L.P.	5/22/2008	Sold	1,000	$19.25	$19,248.99	Open Market/Broker
East Peak Partners, L.P.	5/22/2008	Sold	10,000	$19.25	$192,489.92	Open Market/Broker
East Peak Partners, L.P.	5/22/2008	Sold	30,000	$19.25	$577,469.75	Open Market/Broker
East Peak Partners, L.P.	5/22/2008	Sold	10,220	$19.25	$196,724.70	Open Market/Broker
East Peak Partners, L.P.	5/23/2008	Sold	920	$19.09	$17,566.66	Open Market/Broker
East Peak Partners, L.P.	5/23/2008	Sold	9,780	$19.09	$186,741.20	Open Market/Broker
East Peak Partners, L.P.	5/27/2008	Sold	17,000	$19.28	$327,720.76	Open Market/Broker
East Peak Partners, L.P.	5/28/2008	Sold	37,800	$19.20	$725,869.32	Open Market/Broker
East Peak Partners, L.P.	5/29/2008	Sold	68,300	$19.40	$1,325,074.03	Open Market/Broker
East Peak Partners, L.P.	5/29/2008	Sold	10,000	$19.40	$194,007.91	Open Market/Broker
East Peak Partners, L.P.	5/29/2008	Sold	11,000	$19.40	$213,408.70	Open Market/Broker
East Peak Partners, L.P.	6/5/2008	Sold	1,000	$19.27	$19,273.99	Open Market/Broker
East Peak Partners, L.P.	6/5/2008	Sold	5,000	$19.27	$96,369.96	Open Market/Broker
East Peak Partners, L.P.	6/5/2008	Sold	5,320	$19.27	$102,537.64	Open Market/Broker
East Peak Partners, L.P.	6/5/2008	Sold	9,000	$19.27	$173,465.93	Open Market/Broker
East Peak Partners, L.P.	6/5/2008	Sold	10,000	$19.27	$192,739.92	Open Market/Broker
East Peak Partners, L.P.	6/5/2008	Sold	10,000	$19.27	$192,739.91	Open Market/Broker
East Peak Partners, L.P.	6/5/2008	Sold	39,680	$19.27	$764,791.99	Open Market/Broker
East Peak Partners, L.P.	6/5/2008	Sold	2,000	$19.27	$38,547.98	Open Market/Broker
East Peak Partners, L.P.	6/5/2008	Sold	9,000	$19.27	$173,465.93	Open Market/Broker
East Peak Partners, L.P.	6/5/2008	Sold	9,000	$19.27	$173,465.93	Open Market/Broker

					$7,710,909.25

3269965 Canada Inc.	4/18/2008	Sold	10,000	$19.74	$197,426.89	Open Market/Broker

Jeffrey Charles Edwards	5/19/2008	Sold	1,200	$18.91	$22,694.92	Open Market/Broker

EXHIBIT 24
POWER OF ATTORNEY
     Know all by these presents, that the undersigned hereby constitutes and appoints each of Cheryl M. Thompson and Douglas K. Edwards, signing singly, the undersigned’s true and lawful attorney-in-fact to:
(1)	execute for and on behalf of the undersigned any or all of the following:
a.	Forms 3, 4 and 5 (including amendments thereto) in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules and regulations thereunder;

b.	Statements on Schedule 13D and/or Schedule 13G (including amendments thereto) in accordance with Regulation 13D-G of the Securities Exchange Act of 1934 and the rules and regulations thereunder; and

c.	Amendments to Form ID, Uniform Application for Access Codes to File on Edgar, and/or other filings associated with the undersigned’s access codes for filing on the Edgar filing system maintained by the United States Securities and Exchange Commission (the “SEC”).
(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Forms 3, 4 or 5, statements on Schedule 13D and/or Schedule 13G, or amendments to Form ID and timely file such documents (including amendments thereto) with the SEC and any stock exchange or similar authority; and
(3)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.
     The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, any of the undersigned’s responsibilities to comply with Section 16 and/or Regulation 13D-G of the Securities Exchange Act of 1934.
     The undersigned agrees that each such attorney-in-fact herein may rely entirely on information furnished orally or in writing by the undersigned to such attorney-in-fact. The undersigned also agrees to indemnify and hold harmless each such attorney-in-fact against any losses, claims, damages or liabilities (or actions in these respects) that arise out of or are based upon any untrue statements or omission of necessary facts in the information provided by the undersigned to such attorney-in fact for purposes of executing, acknowledging, delivering or filing Forms 3, 4 or 5 (including amendments thereto), statements on Schedule 13D and/or Schedule 13G (including amendments thereto), or amendments to Form ID and agrees to reimburse the Company and such attorney-in-fact for any legal or other expenses reasonably incurred in connection with investigating or defending against any such loss, claim, damage, liability or action.
     This Power of Attorney supersedes any power of attorney previously executed by the undersigned regarding the purposes outlined in the first paragraph hereof (“Prior Powers of Attorney”), and the authority of the attorneys-in-fact named in any Prior Powers of Attorney is hereby revoked.
     This Power of Attorney shall remain in full force and effect until (a) revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact or (b) superseded by a new power of attorney regarding the purposes outlined in the first paragraph hereof dated as of a later date.
     IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 26th day of November, 2007.

/s/ Jeffrey G. Edwards
Jeffrey G. Edwards

EXHIBIT 99.1
     Pursuant to Rule 13d-1(k) (1) (iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth herein below.
DATED: June 10, 2008

EAST PEAK PARTNERS, L.P. By: JGE CAPITAL MANAGEMENT, LLC Its: General Partner

By:	/s/ Douglas K. Edwards

Douglas K. Edwards, Chief Financial Officer

JGE CAPITAL MANAGEMENT, LLC

By:	/s/ Douglas K. Edwards

Douglas K. Edwards, Chief Financial Officer

JEFFREY G. EDWARDS

By:	/s/ Douglas K. Edwards

Douglas K. Edwards, Attorney-in-Fact for
Jeffrey G. Edwards